CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-190771 on Form F-10, as amended, filed with the United States Securities and Exchange Commission, of our reports dated December 1, 2014, relating to the consolidated financial statements of Avalon Rare Metals Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the existence of a material uncertainty that may raise substantial doubt about Avalon Rare Metals Inc.’s ability to continue as a going concern), and the effectiveness of Avalon Rare Metals Inc.'s internal control over financial reporting, appearing in this Annual Report on Form 20-F of Avalon Rare Metals Inc. for the year ended August 31, 2014.

/s/ Deloitte LLP

Toronto, Canada
December 1, 2014